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                          August 15, 2022

       John Farlinger
       Chief Executive Officer
       Assure Holdings Corp.
       7887 East Belleview Avenue, Suite 500
       Greenwood Village, Colorado 80111

                                                        Re: Assure Holdings
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed August 10,
2022
                                                            File No. 333-266730

       Dear Mr. Farlinger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jason K. Brenkert, Esq.